SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               TierOne Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    88650R108
                                 (CUSIP Number)

                                October 15, 2009
                          (Date of Event which Requires
                            Filing of this Schedule)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                              --------------------------
CUSIP NO.  88650R108             SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------                              --------------------------


--------------- ----------------------------------------------------------------
    1           NAME OF REPORTING PERSON

                    The Philip Stephenson Revocable Living Trust
--------------- ----------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                      (b) [ ]
--------------- ----------------------------------------------------------------
    3           SEC USE ONLY

--------------- ----------------------------------------------------------------
    4           SOURCE OF FUNDS*
                    WC
--------------- ----------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED   [ ]
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda
--------------- ----------------------------------------------------------------
 NUMBER OF             7         SOLE VOTING POWER
   SHARES                             0
BENEFICIALLY    ---------------- -----------------------------------------------
  OWNED BY             8         SHARED VOTING POWER
    EACH                              1,204,767
 REPORTING      ---------------- -----------------------------------------------
PERSON WITH            9         SOLE DISPOSITIVE POWER
                                      0
                ---------------- -----------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                      1,204,767
--------------- ----------------------------------------------------------------
   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                     1,204,767
--------------- ----------------------------------------------------------------
   12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
                CERTAIN SHARES*
--------------- ----------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
                     6.7%
--------------- ----------------------------------------------------------------
   14           TYPE OF REPORTING PERSON*
                     OO
--------------- ----------------------------------------------------------------

                               * SEE INSTRUCTIONS

------------------------                              --------------------------
CUSIP NO.  88650R108             SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------                              --------------------------

--------------- ----------------------------------------------------------------
    1           NAME OF REPORTING PERSON

                     George Philip Stephenson
--------------- ----------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                      (b) [ ]
--------------- ----------------------------------------------------------------
    3           SEC USE ONLY

--------------- ----------------------------------------------------------------
    4           SOURCE OF FUNDS*
                     AF
--------------- ----------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED   [ ]
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     UNITED STATES
--------------- ---------------- -----------------------------------------------
 NUMBER OF             7         SOLE VOTING POWER
   SHARES                             0
BENEFICIALLY    ---------------- -----------------------------------------------
  OWNED BY             8         SHARED VOTING POWER
    EACH                              1,204,767
 REPORTING      ---------------- -----------------------------------------------
PERSON WITH            9         SOLE DISPOSITIVE POWER
                                      0
                ---------------- -----------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                      1,204,767
--------------- ----------------------------------------------------------------
   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                     1,204,767
--------------- ----------------------------------------------------------------
   12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
                CERTAIN SHARES*
--------------- ----------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
                     6.7%
--------------- ----------------------------------------------------------------
   14           TYPE OF REPORTING PERSON*
                     IN
--------------- ----------------------------------------------------------------

                               * SEE INSTRUCTIONS

------------------------                              --------------------------
CUSIP NO.  88650R108             SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------                              --------------------------


          The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned on December 5, 2008 (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth.


ITEM 2          IDENTITY AND BACKGROUND.

          Paragraph (b) of Item 2 of the Schedule 13D is herby amended and restated as follows:

          (b) The principal business address of the Reporting Persons is 132 King Street, Second Floor, Alexandria, VA 22314.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          A total of approximately $5,014,090, including commissions, was paid to acquire the Shares reported herein. Funds for the purchase of the Shares reported herein were derived from the funds of the Trust.


ITEM 5.         INTEREST IN SECURITIES OF THE COMPANY.

          Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on October 19, 2009, the Reporting Persons beneficially owned an aggregate of 1,204,767 Shares, constituting approximately 6.7% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 18,034,474 Shares outstanding, which is the total number of Shares outstanding as of August 5, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

          (b) By virtue of the Trust Agreement, dated June 6, 2005, George P. Stephenson has the power to vote or direct the voting, and to dispose or direct the disposition, of the 1,204,767 Shares held by the Trust. Accordingly, the Trust and George P. Stephenson are deemed to have shared voting and shared dispositive power with respect to the 1,204,767 Shares reported herein.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

------------------------                              --------------------------
CUSIP NO.  88650R108             SCHEDULE 13D         PAGE 5 OF 6 PAGES
------------------------                              --------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2009

                                   THE PHILIP STEPHENSON REVOCABLE LIVING TRUST

                                   BY:    /S/ GEORGE PHILIP STEPHENSON
                                          -------------------------------------
                                          NAME:  GEORGE PHILIP STEPHENSON
                                          TITLE:  TRUSTEE


                                   /S/ GEORGE PHILIP STEPHENSON
                                   --------------------------------------------
                                   GEORGE PHILIP STEPHENSON

------------------------                              --------------------------
CUSIP NO.  88650R108             SCHEDULE 13D         PAGE 6 OF 6 PAGES
------------------------                              --------------------------

                                   SCHEDULE A

The Trust


   Date of Trade             Shares Purchased (Sold)            Price per Share
   -------------             -----------------------            ---------------
    09/18/2009                       33,848                         $3.34
    09/22/2009                          286                          3.82
    09/23/2009                       18,862                          3.53
    09/24/2009                       10,000                          3.50
    09/25/2009                       16,838                          3.55
    09/28/2009                       11,200                          3.48
    09/29/2009                       15,100                          3.30
    10/01/2009                        6,568                          3.26
    10/02/2009                       10,000                          3.18
    10/05/2009                       35,000                          3.17
    10/07/2009                        1,700                          3.23
    10/13/2009                        5,000                          3.29
    10/14/2009                          400                          3.15
    10/15/2009                      130,000                          2.96